UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 1)


                            Yongye International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98607B106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Tim O'Brien
                     c/o Pine River Capital Management L.P.
                               601 Carlson Parkway
                                    Suite 330
                              Minnetonka, MN 55305
			       p. (612) 238-3300
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 June 30, 2014
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP No. 98607B106
          ---------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Pine River Capital Management L.P.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]


3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,105,403

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,105,403

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,105,403

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%


14.  TYPE OF REPORTING PERSON

     IA, PN

CUSIP No. 98607B106
           --------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Brian Taylor

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [x]

3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     4,105,403

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     4,105,403

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     4,105,403

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES



13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.1%

14.  TYPE OF REPORTING PERSON

     IN

CUSIP No. 98607B106
          ---------

--------------------------------------------------------------------------------
Item 1.  Security and Issuer.

     The name of the issuer is Yongye International, Inc., a Nevada corporation (the 'Issuer'). The address of the Issuer's principal executive offices is 6th Floor, Suite 608, Xue Yuan International Tower, No. 1 Zhichun Road, Haidian District, Beijing, The People's Republic of China.

     This schedule relates to shares of the Issuer's common stock, par value $0.001 per share ('Shares').

--------------------------------------------------------------------------------
Item 2.  Identity and Background.

     (a-c, f) This Schedule 13D is being filed by Pine River Capital Management L.P., a Delaware limited partnership (the 'Investment Manager') and Brian Taylor, the managing member of Pine River Capital Management LLC, the general partner of the Investment Manager (the 'Managing Member')
(each a 'Reporting  Person' and collectively the 'Reporting  Persons').

     The principal business address of the Investment Manager and the Managing Member is located at 601 Carlson Parkway, Suite 330,
Minnetonka,  MN 55305, United States of America.

     (d) Brian Taylor has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

     As of June 30, 2014, Pine River Capital Management L.P. was deemed the beneficial owner of 4,105,403 shares of the Issuer's Shares.

     As of June 30, 2014, Brian Taylor was deemed the beneficial owner of 4,105,403 shares of the Issuer's Shares.

     No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.

--------------------------------------------------------------------------------
Item 4. Purpose of Transaction.

     The Reporting Persons acquired the Shares for investment purposes and in the ordinary course of business, pursuant to investment strategies, including merger arbitrage and event driven strategies, because the Reporting Persons believed that the Shares, when purchased, represented an attractive investment opportunity.

     On September 23, 2013, the Issuer entered into an agreement and plan of merger (the 'merger agreement') with Full Alliance International Limited ('Holdco'), Yongye International Limited ('Parent'), and Yongye International Merger Sub Limited ('Merger Sub'). Under the terms of the merger agreement, Merger Sub will be merged with and into the Issuer (the 'merger'), with the Issuer surviving the merger as a wholly-owned subsidiary of Parent. The merger is a going private transaction involving (i) Mr. Zishen Wu, the Issuer's chairman, president and chief executive officer, (ii) Holdco, which is currently wholly-owned by Ms. Xingmei Zhong, (iii) MSPEA Agricultural
Holding Limited, (iv) Prosper Sino Development Limited, an entity established solely for the purpose of holding shares of the Issuer's common stock in trust and for the benefit of the family members of certain current and former members of the Issuer's management, including Mr. Zishen Wu and Mr. Yue Yu, the Issuer's chief financial officer and (v) Lead Rich International Limited.

     On April 9, 2014, the Parties entered into an amendment to the original merger agreement. The amendment provides for an increase in the per share merger consideration to be paid to holders of shares of common stock of the Company.

     The Reporting Persons expect to review from time to time their investment in the Issuer and may, depending on the market and other conditions:
(i) purchase additional Shares, options or related derivatives in the open market, in privately negotiated transactions or otherwise and (ii) sell all or a portion of the Shares, options or related derivatives now beneficially owned or hereafter acquired by them. Also, consistent with their investment intent, the Reporting Persons may engage in communications with, among others, one or more shareholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer regarding the Issuer, including its operations, governance and control.

     Except as set forth above, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of
Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

     (a, b) As of June 30, 2014, Pine River Capital Management L.P. was deemed to be the beneficial owner of 4,105,403 Shares, or 8.1% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of May 7, 2014, according to the 10-Q filed May 12, 2014.

     Pine River Capital Management L.P. had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,105,403 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,105,403 Shares to which this filing relates.

     Pine River Capital Management L.P. specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     (a, b) As of June 30, 2014, Brian Taylor was deemed to be the beneficial owner of 4,105,403 Shares, or 8.1% of the Shares of the Issuer, based upon the 50,685,216 Shares issued and outstanding as of May 7, 2014, according to the 10-Q filed May 12, 2014.

     Brian Taylor had the sole power to vote or direct the vote of 0 Shares to which this filing relates; shares the power to vote or direct the vote of the 4,105,403 Shares; had the sole power to dispose or direct the disposition of 0 Shares; and shares the power to dispose or direct the disposition of the 4,105,403 Shares to which this filing relates.

     Brian Taylor specifically disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

     The Shares were acquired for investment purposes. The Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case purchased in a private transaction with the Issuer, block sales or purchases or otherwise, or may continue to hold the Shares. Moreover, the Reporting Persons may engage in any or all of the items discussed in Item 4 above.

     (c) See Exhibit B for schedule of transactions.

     (d) Inapplicable

     (e) Inapplicable

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to the Shares.

--------------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

     Exhibit A:  Joint Filing Agreement
     Exhibit B:  Schedule of Transactions in the Shares of the Issuer

--------------------------------------------------------------------------------

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              July 1, 2014
                                  ----------------------------------------
                                                 (Date)


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner

                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                    Exhibit A

                                    AGREEMENT

The undersigned agree that this Schedule 13D, dated July 1, 2014 relating to the common stock, $0.001 par value of Yongye International, Inc. shall be filed on behalf of the undersigned.


                                 Pine River Capital Management L.P.

                                 By: Pine River Capital Management LLC,
                                     General Partner

                                 By: /s/ Brian Taylor
                                 -----------------------------------------------
                                 Name: Brian Taylor
                                 Title: Managing Member of the General Partner


                                 /s/ Brian Taylor
                                 -----------------------------------------------
                                 Brian Taylor

                             Exhibit B


              TRANSACTIONS IN THE SHARES OF THE ISSUER
                       DURING THE PAST 60 DAYS

The following table sets forth all transactions in the Shares effected by any of the Reporting Persons during the past
60 days.

Trans
Type	Quantity	Price		Trade Date	Settlement Date

Buy	11		7.0173		09-May-14	14-May-14
Buy	8		7.0175		09-May-14	14-May-14
Buy	14		7.0171		09-May-14	14-May-14
Buy	67		7.0169		09-May-14	14-May-14
Buy	2137		7.017		12-May-14	15-May-14
Buy	2786		7.017		12-May-14	15-May-14
Buy	13001		7.017		12-May-14	15-May-14
Buy	1576		7.017		12-May-14	15-May-14
Buy	1700		7.017		13-May-14	16-May-14
Buy	2489		7.017		13-May-14	16-May-14
Buy	3100		7.017		13-May-14	16-May-14
Buy	7700		7.017		13-May-14	16-May-14
Buy	8		7.0175		15-May-14	20-May-14
Buy	10		7.017		15-May-14	20-May-14
Buy	13		7.0169		15-May-14	20-May-14
Buy	69		7.017		15-May-14	20-May-14
Buy	3343		7.027		16-May-14	21-May-14
Buy	4425		7.027		16-May-14	21-May-14
Buy	5848		7.027		16-May-14	21-May-14
Buy	30855		7.027		16-May-14	21-May-14
Buy	454		7.027		19-May-14	22-May-14
Buy	601		7.027		19-May-14	22-May-14
Buy	794		7.027		19-May-14	22-May-14
Buy	4191		7.027		19-May-14	22-May-14
Buy	105		7.027		20-May-14	23-May-14
Buy	139		7.0271		20-May-14	23-May-14
Buy	184		7.027		20-May-14	23-May-14
Buy	972		7.027		20-May-14	23-May-14
Buy	61871		7.0667		02-Jun-14	05-Jun-14
Buy	34		7.0667		02-Jun-14	05-Jun-14
Buy	1849		7.0667		02-Jun-14	05-Jun-14
Buy	1		7.07		03-Jun-14	06-Jun-14
Buy	7740		7.0671		03-Jun-14	06-Jun-14
Buy	59		7.0671		03-Jun-14	06-Jun-14
Buy	1222		7.0671		04-Jun-14	09-Jun-14
Buy	1796		7.0671		04-Jun-14	09-Jun-14
Buy	7869		7.0671		04-Jun-14	09-Jun-14
Buy	100000		7.0671		05-Jun-14	10-Jun-14
Buy	100000		7.0671		05-Jun-14	10-Jun-14
Buy	240000		7.0671		05-Jun-14	10-Jun-14
Buy	560000		7.0671		05-Jun-14	10-Jun-14
Buy	20		7.057		05-Jun-14	10-Jun-14
Buy	20		7.057		05-Jun-14	10-Jun-14
Buy	112		7.0571		05-Jun-14	10-Jun-14
Buy	48		7.0571		05-Jun-14	10-Jun-14
Buy	76925		7.067		05-Jun-14	10-Jun-14
Buy	217949		7.067		05-Jun-14	10-Jun-14
Buy	18326		7.067		05-Jun-14	10-Jun-14
Buy	1000		6.9914		13-Jun-14	18-Jun-14
Buy	1000		6.9914		13-Jun-14	18-Jun-14
Buy	2400		6.9914		13-Jun-14	18-Jun-14
Buy	5600		6.9914		13-Jun-14	18-Jun-14
Buy	2000		6.9859		13-Jun-14	18-Jun-14
Buy	2000		6.9859		13-Jun-14	18-Jun-14
Buy	11200		6.9859		13-Jun-14	18-Jun-14
Buy	4800		6.9859		13-Jun-14	18-Jun-14
Buy	13666		6.9982		13-Jun-14	18-Jun-14
Buy	32798		6.9982		13-Jun-14	18-Jun-14
Buy	13666		6.9982		13-Jun-14	18-Jun-14
Buy	76529		6.9982		13-Jun-14	18-Jun-14
Buy	10		6.907		16-Jun-14	19-Jun-14
Buy	10		6.907		16-Jun-14	19-Jun-14
Buy	56		6.9068		16-Jun-14	19-Jun-14
Buy	24		6.9071		16-Jun-14	19-Jun-14
Buy	2000		6.9558		16-Jun-14	19-Jun-14
Buy	2000		6.9558		16-Jun-14	19-Jun-14
Buy	4800		6.9558		16-Jun-14	19-Jun-14
Buy	11200		6.9558		16-Jun-14	19-Jun-14
Buy	95		7.0471		17-Jun-14	20-Jun-14
Buy	95		7.0471		17-Jun-14	20-Jun-14
Buy	228		7.0471		17-Jun-14	20-Jun-14
Buy	532		7.047		17-Jun-14	20-Jun-14
Buy	3270		7.042		17-Jun-14	20-Jun-14
Buy	3270		7.042		17-Jun-14	20-Jun-14
Buy	7848		7.042		17-Jun-14	20-Jun-14
Buy	18312		7.042		17-Jun-14	20-Jun-14
Buy	218		7.047		18-Jun-14	23-Jun-14
Buy	218		7.047		18-Jun-14	23-Jun-14
Buy	524		7.047		18-Jun-14	23-Jun-14
Buy	1224		7.0471		18-Jun-14	23-Jun-14
Buy	11540		7.0571		19-Jun-14	24-Jun-14
Buy	11540		7.0571		19-Jun-14	24-Jun-14
Buy	27695		7.0571		19-Jun-14	24-Jun-14
Buy	64622		7.057		19-Jun-14	24-Jun-14
Buy	217		7.0571		20-Jun-14	25-Jun-14
Buy	217		7.0571		20-Jun-14	25-Jun-14
Buy	521		7.057		20-Jun-14	25-Jun-14
Buy	1214		7.0571		20-Jun-14	25-Jun-14
Sell	-650		6.9526		24-Jun-14	27-Jun-14
Sell	-650		6.9526		24-Jun-14	27-Jun-14
Sell	-1560		6.9526		24-Jun-14	27-Jun-14
Sell	-3640		6.9526		24-Jun-14	27-Jun-14
Buy	1500		6.8612		25-Jun-14	30-Jun-14
Buy	3600		6.8612		25-Jun-14	30-Jun-14
Buy	1500		6.8612		25-Jun-14	30-Jun-14
Buy	8400		6.8612		25-Jun-14	30-Jun-14
Buy	800		6.9062		25-Jun-14	30-Jun-14
Buy	800		6.9062		25-Jun-14	30-Jun-14
Buy	4480		6.9062		25-Jun-14	30-Jun-14
Buy	1920		6.9062		25-Jun-14	30-Jun-14
Buy	1000		6.9283		26-Jun-14	01-Jul-14
Buy	2400		6.9283		26-Jun-14	01-Jul-14
Buy	1000		6.9283		26-Jun-14	01-Jul-14
Buy	5600		6.9283		26-Jun-14	01-Jul-14
Buy	500		6.9286		26-Jun-14	01-Jul-14
Buy	500		6.9286		26-Jun-14	01-Jul-14
Buy	1200		6.9286		26-Jun-14	01-Jul-14
Buy	2800		6.9286		26-Jun-14	01-Jul-14
Buy	1000		6.9033		26-Jun-14	01-Jul-14
Buy	1000		6.9033		26-Jun-14	01-Jul-14
Buy	2400		6.9033		26-Jun-14	01-Jul-14
Buy	5600		6.9033		26-Jun-14	01-Jul-14
Buy	120		6.8768		26-Jun-14	01-Jul-14
Buy	120		6.8768		26-Jun-14	01-Jul-14
Buy	288		6.8769		26-Jun-14	01-Jul-14
Buy	672		6.8769		26-Jun-14	01-Jul-14
Buy	1500		6.8951		27-Jun-14	02-Jul-14
Buy	3600		6.8951		27-Jun-14	02-Jul-14
Buy	1500		6.8951		27-Jun-14	02-Jul-14
Buy	8400		6.8951		27-Jun-14	02-Jul-14
Buy	2500		6.8861		27-Jun-14	02-Jul-14
Buy	1380		6.8986		27-Jun-14	02-Jul-14
Buy	14000		6.8861		27-Jun-14	02-Jul-14
Buy	2500		6.8861		27-Jun-14	02-Jul-14
Buy	6000		6.8861		27-Jun-14	02-Jul-14
Buy	1380		6.8986		27-Jun-14	02-Jul-14
Buy	3312		6.8986		27-Jun-14	02-Jul-14
Buy	7728		6.8986		27-Jun-14	02-Jul-14
Buy	5000		6.8862		27-Jun-14	02-Jul-14
Buy	5000		6.8862		27-Jun-14	02-Jul-14
Buy	28000		6.8862		27-Jun-14	02-Jul-14
Buy	12000		6.8862		27-Jun-14	02-Jul-14
Buy	480		6.9019		30-Jun-14	03-Jul-14
Buy	480		6.9019		30-Jun-14	03-Jul-14
Buy	1152		6.9019		30-Jun-14	03-Jul-14
Buy	2688		6.9019		30-Jun-14	03-Jul-14
Buy	60		6.8868		30-Jun-14	03-Jul-14
Buy	60		6.8868		30-Jun-14	03-Jul-14
Buy	336		6.8869		30-Jun-14	03-Jul-14
Buy	144		6.8869		30-Jun-14	03-Jul-14
Buy	4460		6.9266		30-Jun-14	03-Jul-14
Buy	4460		6.9266		30-Jun-14	03-Jul-14
Buy	10704		6.9266		30-Jun-14	03-Jul-14
Buy	24976		6.9266		30-Jun-14	03-Jul-14
Buy	9080		6.965		30-Jun-14	03-Jul-14
Buy	9080		6.965		30-Jun-14	03-Jul-14
Buy	21793		6.965		30-Jun-14	03-Jul-14
Buy	50850		6.965		30-Jun-14	03-Jul-14
Buy	270		6.8827		30-Jun-14	03-Jul-14
Buy	270		6.8827		30-Jun-14	03-Jul-14
Buy	1512		6.8827		30-Jun-14	03-Jul-14
Buy	648		6.8827		30-Jun-14	03-Jul-14
Buy	1190		6.9243		30-Jun-14	03-Jul-14
Buy	1190		6.9243		30-Jun-14	03-Jul-14
Buy	2856		6.9243		30-Jun-14	03-Jul-14
Buy	6664		6.9243		30-Jun-14	03-Jul-14